Via Facsimile and U.S. Mail
Mail Stop 4720

August 6, 2009

Richard J. Bielen
Vice Chairman and Chief Financial Officer
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223

> **Re:** **Protective Life Corporation**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed on February 27, 2009**
> **File No. 001-11339**

Dear Mr. Bielen:

We have reviewed your June 11, 2009 and June 12, 2009 responses to our May 7, 2009 comment letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Unrealized Gains and Losses – Available-for-Sale Securities, page 100

1. Please refer to your response to our prior comment number three. With respect to your below-investment grade securities, please revise to disclose the number of investment positions that are in an unrealized loss position. Refer to paragraph 17(b)(3) of FSP 115-1.

Fair Value of Financial Instruments, page 114

2. We have reviewed your response to our prior comment number four and have the following comments:

    a. With respect to part (a), you state that you "generally obtain one quote per security". For those instances where you obtained multiple quotes or prices, disclose how you determined the ultimate value you used in your financial statements; and

    b. With respect to part (b), you state that if you determined that there is an "appropriate fair value based upon the analytics, the price received from the independent broker is adjusted accordingly". Please disclose the circumstances for which you adjusted the quotes or prices you obtained from brokers and pricing services, and quantify the amount of such securities.

3. Please refer to your response to our prior comment number five. We note you have stated that the transfers into Level 3 were not material for the period presented. Please also clarify whether you considered the amount of realized/unrealized gains (losses) you recorded during the year on these transferred investments regardless of whether or not recognized in results of operations. If those gains/losses are material, we reiterate our comment to provide the following disclosures:

- The significant inputs that you no longer consider to be observable; and
- Any material realized/unrealized gains (losses) you recorded regardless of whether or not recognized in results of operations on those assets or liabilities during the period, and, to the extent you exclude that amount from the Level 3 reconciliation, the amount you excluded.

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3563, or Mary Mast, Senior Accountant, at (202) 551-3613, if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant